Filed by: ADVA Optical Networking SE

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

December 22, 2021

The following communication is the English version of an e-mail from Brian Protiva, CEO of ADVA Optical Networking SE (“ADVA”), sent to shareholders of ADVA on December 21, 2021.

******ENGLISH VERSION*******

Dear shareholders,

A few weeks ago, you received an offer to exchange your ADVA Optical Networking SE (“ADVA”) shares into Acorn HoldCo Inc. (“Acorn HoldCo”) shares, which is the future legal entity to combine ADTRAN Inc. (“ADTRAN”) and ADVA. Through this merger we can become an innovation and market-leading company in our industry that can benefit in many ways from the unprecedented trend towards digitization.

Now that we are entering the final phase of the offer, I want to address you personally.

The merger with ADTRAN opens up excellent perspectives for our company. Together with ADTRAN we will pool our innovation power, strengthen our global footprint and mutually benefit from each other’s customer base and geographic presence. This will allow us to create a considerable long-term value for all parties involved.

Each ADVA share shall be exchanged for 0.8244 Acorn HoldCo shares. The stock exchange prices (XETRA and NASDAQ closing prices) on 27 August 2021, the last trading day prior to announcement of the transaction, amounted to EUR 12.90 per ADVA share and EUR 20.85 per ADTRAN share, resulting in an exchange ratio of 0.6188 or a premium of 33.2%. The volume weighted average stock exchange prices in the last three months prior to announcement of the transaction amounted to EUR 12.30 per ADVA share and EUR 18.19 per ADTRAN share, resulting in an exchange ratio of 0.6761 or a premium of 21.9%.[1]

In their joint reasoned statement of November 23rd, 2021, the Management Board and Supervisory Board have stated that the offer is in the best interest of ADVA and its shareholders. Unanimously, they recommended accepting the offer.

As of December 20, 2021, the exchange offer has already been accepted for 15.75% of all outstanding ADVA shares. It is a condition of the merger that the exchange offer has been accepted by at least 70% of the ADVA shares outstanding as of October 31st, 2021, by the end of the acceptance period, January 12th, 2022. With this in mind, I want to encourage you to exchange your shares.

The acceptance process can take several days to implement. We therefore recommend that you contact your custodian bank to find out which deadline you will have to meet for your acceptance declaration and your corresponding instruction to your custodian bank. This date may occur before January 12th, 2022.

If you have any additional questions about the exchange offer please contact us via e-mail at ir@adva.com or by calling +49 89 890665500. In addition, Acorn HoldCo has published answers to frequently asked questions and further information concerning its offer on its website
https://www.acorn-offer.com.

By accepting the offer, you now have the chance to actively take part in shaping the future of our company.

Thank you for your support.

Yours faithfully

Brian Protiva

CEO, ADVA Optical Networking SE

[1] See Sec. 10.5.3 of Acorn HoldCo’s offer document. The historical stock exchange prices and USD/EUR exchange ratios were taken from Bloomberg, with the exception of the weighted three months average stock exchange price for ADVA shares where the value of EUR 12.30 is used which was given to Acorn HoldCo by BaFin in its letter dated 4 October 2021.

Important notice

This email is neither an offer to purchase nor a solicitation of an offer to sell shares of ADVA. The terms and conditions of the public tender offer, as well as further provisions concerning the public tender offer, are contained in the offer document by Acorn HoldCo published on November 12, 2021. Investors and holders of ADVA shares are strongly advised to read the offer document and all other documents related to the offer at https://www.acorn-offer.com as well as the reasoned statement of the management and supervisory board of ADVA published on ADVA’s website https://www.adva.com, as they contain important information. Each ADVA shareholder should decide whether or not to accept the offer by considering the overall circumstances, his or her individual circumstances and his or her personal assessment of the potential future performance of the value and the stock exchange price of the shares of ADVA.